                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AVICI SYSTEMS, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   05367L 10 9
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [  ]     Rule 13d-1(b)
         [  ]     Rule 13d-1(c)
         [x ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Nortel Networks Corporation

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [  ]



                                                                     (b)   [  ]

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           Canada

-------------------------------------------------------------------------------

    NUMBER OF      5    SOLE VOTING POWER

     SHARES                                                    4,516,200
                   ------------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER
                                                                     0
     OWNED BY      ------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
       EACH                                                   4,516,200
                   ------------------------------------------------------------
    REPORTING      8    SHARED DISPOSITIVE POWER
                                                                      0
   PERSON WITH

-------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,516,200

-------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                            9.4%
-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

                                                             CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

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         (a)      Name of Issuer:
                  --------------

                  Avici Systems, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  101 Billerica Avenue
                  North Billerica, MA  01862-1256

ITEM 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Nortel Networks Corporation

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  Nortel Networks Corporation
                  100-8200 Dixie Road
                  Brampton, ON  L6T 5P6

                  Attention: Corporate Secretary

         (c)      Citizenship:
                  -----------


                  Nortel Networks Corporation is a Canadian corporation

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.001 par value

         (e)      CUSIP No.:
                  ---------

                  05367L 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:
                  -------------------------

                  4,516,200*

         (b)      Percent of Class:
                  ----------------

                  9.4%

         (c)      Number of shares as to which the person has:
                  -------------------------------------------

                  (i)   sole power to vote or to direct the vote:

                        4,516,200

                 (ii)   shared power to vote or to direct the vote:

                        0

                (iii)   sole power to dispose or to direct the disposition of:

                        4,516,200

                 (iv)   shared power to dispose or to direct the disposition of:

                        0

*The 4,516,200 shares beneficially owned by Nortel Networks Corporation consist of shares of common stock of Avici Systems, Inc. ("Avici") that are held by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation. As at February 1, 2001, Nortel Networks Corporation beneficially owned 4,844,700 shares of common stock of Avici. Nortel Networks Inc. sold the following shares of common stock of Avici during the month of February:


 DATE                       # OF SHARES                AVERAGE PRICE
----------------          ---------------            ----------------
 2/2/2001                     29,000                      $34.7004
 2/5/2001                     15,000                      $32.2917
 2/6/2001                     75,000                      $31.4188
 2/8/2001                     25,000                      $28.4125
 2/9/2001                     19,500                      $25.0080
2/12/2001                      5,000                      $24.0000
2/13/2001                     35,000                      $25.3482


 DATE                       # OF SHARES                AVERAGE PRICE
----------------          ---------------            ----------------

2/14/2001                    25,000                      $20.7000
2/15/2001                   100,000                      $22.9781

As at the date hereof, 4,516,200 shares of common stock of Avici are beneficially owned by Nortel Networks Corporation.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 23, 2001                 NORTEL NETWORKS CORPORATION



                                            By: /s/ DOUGLAS BEATTY
                                                -------------------------------
                                                Douglas Beatty
                                                Controller


                                            By: /s/ DEBORAH J. NOBLE
                                                -------------------------------
                                                Deborah J. Noble
                                                Corporate Secretary